UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com
News Release

Media Contact:

Bradley Dawson

Vice President, Marketing and Product Development

312.587.3844

bdawson@driehaus.com

Driehaus Capital Management Issues Open Letter to Towers Watson Shareholders Refuting Management’s Assertions About the Proposed Transaction with Willis Holdings

CHICAGO, Ill., October 22, 2015 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,075,113 shares of Towers Watson & Company (NASDAQ: TW), released an open letter to its fellow TW shareholders responding to claims by Towers Watson management that shareholders will benefit from proposed transaction with Willis Holdings Group plc (NYSE: WSH).

The Driehaus letter reviews and dispels the four overarching assertions made by Mr. Haley to undergird his plea for shareholder support. The full letter is available on its website.

Towers Watson shareholders have already sustained a 12.2% loss since the announcement of this deal on June 30, 2015, and stand to lose more if it is carried through on current terms. We once again urge shareholders to vote against this value destructive deal.

For a comprehensive review of the transaction, we urge shareholders to read our September 14, 2015 letter to shareholders and the analysis provided in our white paper.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $9.7 billion in assets under management as of September 30, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of October 21, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,075,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of October 21, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.

October 22, 2015

Fellow Towers Watson Shareholders,

Yesterday, Towers Watson’s Chairman and CEO John J. Haley sent a letter to shareholders in an attempt to defend the Willis transaction. Remarkably, the letter didn’t address either one of the two most important issues for shareholders considering the deal: valuation and process.

Namely: 1) Does the deal offer fair value for shareholders? and 2) Was the deal process conducted in a manner likely to maximize shareholder value? Mr. Haley and Towers Watson have failed on both counts—the deal does not offer fair value and the process leading to its consummation disadvantaged shareholders. Perhaps this explains the omission from Mr. Haley’s letter.

Instead, Mr. Haley speculates on synergies and touts his credibility as a ‘proven’ dealmaker.

In the following pages, we review and respond to the four overarching assertions made by Mr. Haley to undergird his plea for shareholder support:

Assertion 1:	Shareholders should support the Willis deal because Towers Watson’s management team has outperformed the S&P 500 Index since consummating the Towers Perrin / Watson Wyatt merger in January 2010.

Truth. The S&P 500 is a poor gauge of relative performance for TW because it includes a diverse array of industries. As management surely knows, Towers’ performance is more aptly measured relative to its peers. And since consummating the January 2010 deal, Towers has actually underperformed peers by 7% (please the table on page 2).1 Management’s ‘outperformance’ appears to simply be industry beta.

TW Peers	Equity Appreciation, 2010-Present
Accenture	149.3%
The Advisory Board	212.6%
The Corporate Executive Board	225.9%
Robert Half International	99.5%
Aon plc	138.8%
Marsh & McLennan	145.6%

Average	162.0%

Towers Watson	154.8%

TW Performance Relative to Peers	-7.2%

That being said, the Towers Perrin / Watson Wyatt deal did allow TW to best peers in one respect: CEO John J. Haley’s compensation has grown faster than any of his peers since 2010. Atop the larger combined entity, Mr. Haley’s pay more than doubled, from $3.2 million in 2010, to $6.8 million in 2014.2

Assertion 2:	The Towers Perrin / Watson Wyatt transaction gives management a “proven record of M&A success.” Therefore, shareholders should vote for the value-destructive Willis deal.

Truth. As mentioned above, Towers’ share price has underperformed peers’ since the ‘highly successful’ 2010 Towers Perrin/Watson Wyatt deal. More pointedly, the 2010 transaction is so radically different from the current proposed transaction that any comparison lacks credibility.

First, it is important to note the sheer difference in magnitude between the two. The Watson Wyatt / Towers Perrin transaction created a combined company worth about $3 billion, deriving nearly 60% of its revenue from the US and Canada. The proposed Willis Group combination is five times as large and demands a sprawling worldwide integration.3

Second, the Watson Wyatt / Towers Perrin merger offered obvious overlaps that enabled crisp visibility on material synergies while presenting little risk of dissynergies. The current transaction presents less overlap and therefore offers substantially less on the cost-synergy side (management had targeted closer to 2.5%-3% of revenue for the Watson Wyatt / Towers Perrin transaction, but targets just 1.2%-1.5% for the proposed Willis transaction)4 while engendering little confidence on prospective revenue synergies (as reflected in the steep decline in Towers’ share price).

Third, the value proposition offered by the Watson Wyatt / Towers Perrin deal was markedly different. Specifically, as touched on previously, the value of the 2010 deal was the ‘real’ operating synergies it would engender. In the case of the proposed Willis transaction—and as recapitulated enthusiastically in Mr. Haley’s letter— much of the benefit from the current proposed transaction flows from tax arbitrage.5

Fourth, and finally, timing and macro conditions served as a significant tailwind for the Watson Wyatt / Towers Perrin transaction, while the current environment is more likely to present a headwind. The Watson Wyatt / Towers Perrin combination was completed on January 4, 2010,6 on the cusp of a global recovery following the Global Financial Crisis. In today’s economic environment, revenue growth and productivity gains are much harder to achieve. In emerging markets, where Willis derives roughly a third of its International segment revenue,7 business conditions can be outright chaotic. Consequently, this transaction will face economic headwinds unlike those the company navigated in the past.

Assertion 3:	The merger is expected to create $4.7 billion in synergies.

Truth. As detailed in our white paper, the net present value of synergies is grossly inflated by management’s method of valuation. They utilize a blended P/E multiple and largely ignore the time value of money, which inflates synergies by more than 100%.8

Furthermore, it is doubtful that most synergies will materialize at all, even on an annual basis.

Mr. Haley took particular pains in yesterday’s letter to emphasize the ‘synergies’ of Willis Group’s Irish tax domicile. As cited previously, we believe that this tax arbitrage strategy is highly susceptible to regulatory risk and is therefore a flimsy foundation for this transformative—and value destructive—transaction.9

Recent events have heightened our concerns. Earlier this month, the Organization for Economic Cooperation and Development (OECD) published a package of new standards detailing a major overhaul of the international rules governing the taxation of company profits. Per a Wall Street Journal report on the overhaul:10

“The OECD, which is acting on behalf of the G-20 and its own 34 member countries, is confident the new rules will close off many avenues for what is known as “profit shifting,” or the ways in which companies adopt legal structures and practices designed to record their profits in the lowest tax jurisdictions, regardless of where those profits are generated.”

According to the head of the team behind the OECD plan, the new global template for taxing multinationals could lead to more corporate taxes being collected by Ireland.11 Furthermore, as the plan is designed to limit “profit sharing” between tax domiciles,

Towers Watson would be particularly vulnerable because it would be forced to pay taxes at the US corporate rate on profits earned via US revenues. Towers currently derives more than 61% of its revenue from the US. That figure is likely to grow in the future, as the company’s growth engine, the Healthcare Exchange business, is US-based. The new rules are set to be approved by G-20 leaders when they meet in Turkey, on November 15 and 16. Some rules will start to take effect immediately.12

Assertion 4:	This is the right deal at the right time for Towers shareholders, and the “merger of equals” is the right structure.

Truth. Don’t take our word for it, simply observe the market data. There is nothing about this transaction that has been right for Towers shareholders. Since the deal announcement, the market capitalization of the company has declined by $1.17 billion. Willis’ market capitalization has declined by more than $400 million over the same period.13 These losses are particularly noteworthy as they have occurred in a market environment where both shareholders and management teams are being richly rewarded for accretive acquisitions that make sense for both parties involved.

Towers has consistently traded at a premium to the proposed transaction terms.14 This likely implies that either: 1) the market anticipates an increased bid for Towers; 2) the market has significant reservations regarding the synergy estimates by management; or 3) the market believes that the transaction will be canceled, and that Towers shareholders will be better off as a result. None of these three alternatives support the claims put forth in yesterday’s letter by Mr. Haley.

Not only does the equity market carry a great deal of skepticism regarding this transaction, but so does the debt market. The proposed merger would be a substantial deleveraging event for Willis. However, the spread over Treasuries that Willis debtholders require to hold the company’s debt has actually increased following the announcement of the transaction. Below, you can see that the spread on the longest dated maturity of Willis (WSH 6.125% of 2043) has increased from 240 basis points on June 30 to 250 basis points today.15 Here again, the market is making several conclusions of its own. Three likely interpretations of this price action are: 1) the market does not believe the synergy estimates as presented by management; 2) the market anticipates a raising of the bid for Towers; or 3) the market questions the effectiveness of the restructuring program in improving the credit profile of the business going forward.

Spread on longest dated maturity of Willis Group Holdings (WSH 6.125% of 2043)

(in basis points)

In summary, we believe that management is ignoring the market data regarding the soundness of this transaction, much in the same way that they ignored our request for a conference call to discuss our reservations regarding this transaction over a month ago. Given that we own more than 1.5% of shares outstanding and were the first shareholder to publicly oppose the transaction, we are surprised that we have not heard back from management given the following statement from their letter yesterday:

“Since announcing the merger on June 30, our management team has engaged in a robust and ongoing dialogue with many of our stockholders about these value catalysts. As the Special Meeting approaches, we want to ensure that all stockholders have the opportunity to make a fully informed voting decision.”

Towers Watson shareholders have already sustained a 12.2% loss since the announcement of this deal on June 30, 2015, and stand to lose more if it is carried through on current terms. We once again urge shareholders to vote against this value destructive deal.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

Disclaimers

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of October 21, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,075,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of October 21, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.

Notes

1. Bloomberg pricing data & peers of over $2 billion market capitalization as of 10/20/2015. Equity appreciation is measured from 1/1/2010 through 10/20/2015.

2. Bloomberg data and company filings

3. Id.

4. William Blair Research, “Willis Merger Has Mixed Implications; Story Is Different, but Maintain Outperform” 7/1/2015

5. See Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative, Driehaus Capital Management

6. Bloomberg data and company filings

7. Credit Suisse Research, “Self-Help Margin Story Reflected In Valuation - Not Without Risks - Initiate Neutral,” 3/31/2015

8. See Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative, Driehaus Capital Management

9. Id.

10. Paul Hannon and Sam Schecner, “OECD Rewrites Corporate Tax Rule Book,” Wall Street Journal, 10/5/2015

11. Colm Keena, “Ireland could collect more corporation tax under new plan,” The Irish Times, 10/5/2015

12. See Note 10

13. Bloomberg pricing data

14. Id.

15. Id.